Exhibit 99.2
                                                              -------------


                                                               ECI Telecom Ltd.

Consolidated Financial Statements as of September 30, 2004
===============================================================================


Contents


                                                                          Page


Review of the Unaudited Interim Consolidated Financial Statements           1


Consolidated Balance Sheets                                                 3


Consolidated Statements of Operations                                       4


Consolidated Statements of Comprehensive Income (Loss)                      5


Consolidated Statements of Changes in Shareholders' Equity                  6


Consolidated Statements of Cash Flows                                       9


Condensed Notes to the Interim Consolidated Financial Statements           12

[GRAPHIC OMITTED][GRAPHIC OMITTED]

             Somekh Chaikin                       Telephone  972 3  684  8000
             KPMG Millennium Tower                Fax        972 3  684  8444
             17 Ha'arba'a Street, PO Box 609      Internet   www.kpmg.co.il
             Tel Aviv 61006 Israel



The Board of Directors of ECI Telecom Ltd.


Review of the unaudited interim consolidated financial statements for the nine and three-month periods ended September 30, 2004

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of September 30, 2004, and the related interim consolidated statements of operations, the interim statements of comprehensive income (loss), the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the nine month and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are identical in all material respect to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received reports of other auditors, regarding the interim financial statements of certain affiliated company in which the Company's net investment at September 30, 2004 was $ 16,619 thousand and its share in losses was $ 3,027 thousand and $ 1,720 thousand for the nine and three month periods then ended, respectively.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01).

As discussed in Note 2D, the Company restated its interim consolidated financial statement for the nine month period ended September 30, 2003.


Somekh Chaikin
Certified Public Accountants (Isr.)

November 10, 2004


                   Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG
                   International, a Swiss cooperative.

Consolidated Balance Sheets as of
-----------------------------------------------------------------------------------------------------------------------------



                                                                            September 30      September 30        December 31
                                                                                    2004              2003               2003
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

Assets

Current assets
Cash and cash equivalents                                                        60,126            173,307           145,375
Short-term investments                                                           27,094             41,270            44,945
Receivables:
 Trade                                                                          142,062            158,882           166,739
 Other                                                                           18,180             26,174            17,097
Prepaid expenses                                                                  6,448              4,370             5,711
Work in progress                                                                  5,777             15,009            10,498
Inventories                                                                     175,969            122,152           122,993
Assets - discontinued operations                                                      -                  -             2,315
                                                                          --------------    --------------     --------------
Total current assets                                                            435,656            541,164           515,673
                                                                          --------------    --------------     --------------
Long-term receivables and related deposits, net                                  97,165            116,454           106,645
                                                                          --------------    --------------     --------------
Long-term deposit and marketable securities                                     123,437             35,220            65,803
                                                                          --------------    --------------     --------------
Investments                                                                      26,746            *31,604            28,916

Property, plant and equipment
Cost                                                                            258,982            285,328           281,491
Less - Accumulated depreciation                                                 140,634            157,007           158,239
                                                                          --------------    --------------     --------------
                                                                                118,348            128,321           123,252
                                                                          --------------    --------------     --------------
Software development costs, net                                                  15,880             17,158            16,289
                                                                          --------------    --------------     --------------

Goodwill and other intangible assets, net                                         1,092             13,257            12,186
                                                                          --------------    --------------     --------------
Other assets                                                                      9,006              6,953             8,801



                                                                          --------------    --------------     --------------
Total assets                                                                   827,330            890,131           877,565
                                                                          ==============    ==============     ==============


________________________________     President, Chief Executive Officer
Doron Inbar


________________________________     Executive Vice President,
Giora Bitan                          Chief Financial Officer

November 10, 2004


                                                                                               ECI Telecom Ltd.

----------------------------------------------------------------------------------------------------------------------------




                                                                           September 30       September 30       December 31
                                                                                   2004               2003              2003
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                          $ in thousands     $ in thousands    $ in thousands
                                                                          --------------     --------------    --------------

Liabilities and shareholders' equity

Current liabilities
Short-term loans and current maturities of long-term debts                       30,101            22,500             30,000
Trade payables                                                                   81,495            46,492             56,685
Other payables and accrued liabilities                                          125,267           120,747            118,026
Liabilities - discontinued operations                                                 -                 -                735
                                                                          --------------     --------------    --------------
Total current liabilities                                                       236,863           189,739            205,446
                                                                          --------------     --------------    --------------
Long-term liabilities

Banks loans                                                                       7,500            37,500             30,000
Other liabilities                                                                 2,505             6,125              6,015
Liability for employee severance benefits, net                                   25,749            27,846             26,600
                                                                          --------------     --------------    --------------
Total long-term liabilities                                                      35,754            71,471             62,615
                                                                          --------------     --------------    --------------
Total liabilities                                                               272,617           261,210            268,061
                                                                          --------------     --------------    --------------
Minority Interest                                                                 4,116            44,111             39,999
                                                                          --------------     --------------    --------------
Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
Authorized 200,000,000 shares; Issued and outstanding
107,955,370 shares as at September 30, 2003,
 108,038,063 as at December 31, 2003
 and 108,891,658 as at September 30, 2004                                         6,186             6,160              6,163
Capital surplus                                                                 641,201           661,508            662,903
Accumulated other comprehensive loss                                             (3,885)           (2,280)            (5,393)
Accumulated deficit                                                             (92,905)        * (80,578)           (94,168)
                                                                          --------------     --------------    --------------
Total shareholders' equity                                                      550,597           584,810            569,505
                                                                          --------------     --------------    --------------


                                                                          --------------     --------------    --------------
Total liabilities and shareholders' equity                                     827,330            890,131           877,565
                                                                          ==============     ==============    ==============

*    Restated - see Note 2(D).


The accompanying notes are an integral part of these interim financial statements.


                                                                                         ECI Telecom Ltd.

Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------------------



                                             Nine months ended                   Three months ended               Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2004           (*)2003               2004           (*)2003           (*)2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    ---------------   --------------

Revenues                                   357,028           289,508            128,476            94,529           392,567
Cost of revenues                           215,902           176,977             77,249            56,751           239,298
                                     --------------    --------------     --------------    ---------------   --------------
Gross profit                               141,126           112,531             51,227            37,778           153,269
Research and development
 costs, net                                 47,701            47,186             15,593            16,313            62,041
Selling and marketing expenses              56,919            54,623             19,525            18,671            73,643
General and administrative
 expenses                                   25,815            31,947              8,979             8,106            38,956
Amortization of acquisition -
 related intangible assets                       -             1,503                  -               270             1,773
Impairment of assets                           696               667                696                 -               667
Restructuring expenses                       2,585             6,532                  -             2,091             8,394
                                     --------------    --------------     --------------    ---------------   --------------
Operating income (loss)                      7,410           (29,927)             6,434            (7,673)          (32,205)
Financial expenses                          (4,802)           (6,155)            (1,017)           (1,066)           (8,534)
Financial income                             6,314             5,325              1,742             1,704             7,791
Other income (expenses), net                 1,037            (4,874)             1,350               119            (5,376)
                                     --------------    --------------     --------------    ---------------   --------------
Income (loss) from continuing
 operations before taxes
 on income                                   9,959           (35,631)             8,509            (6,916)          (38,324)
Taxes on income                             (1,333)           (1,394)              (480)             (391)           (2,141)
                                     --------------    --------------     --------------    ---------------   --------------
Income (loss) from continuing
 operations after taxes on income            8,626           (37,025)             8,029            (7,307)          (40,465)
Company's equity in results of
 investee companies, net                    (3,125)           (1,627)            (1,720)             (280)           (4,334)
Minority interest in results of
 subsidiaries - net                           (335)              710               (293)             (349)               76
                                     --------------    --------------     --------------    ---------------   --------------
Income (loss) from
 continuing operations                       5,166           (37,942)             6,016            (7,936)          (44,723)
Loss from discontinued
 operation, net                             (3,903)          (19,508)                 -            (6,716)          (26,317)
                                     --------------    --------------     --------------    ---------------   --------------
Income (loss) for the period                 1,263           (57,450)             6,016           (14,652)          (71,040)
                                     ==============    ==============     ==============    ===============   ==============

Earnings (loss) per share
 in US$
Basic earnings (loss) per share:
Continuing operations                          0.05            (0.35)               0.06            (0.07)            (0.41)
Discontinued operations                       (0.04)           (0.18)                  -            (0.06)            (0.24)
                                     --------------    --------------     --------------    ---------------   --------------
Net earnings (loss) per share                  0.01            (0.53)               0.06            (0.14)            (0.66)
                                     ==============    ==============     ==============    ===============   ==============
Weighted average number of
 shares outstanding used to
 compute basic earnings (loss)
 per share - in thousands                   108,387           107,775            108,671           107,943           107,831
Diluted earnings (loss) per share:
Continuing operation                           0.04            (0.35)               0.05            (0.07)            (0.41)
Discontinuing operations                      (0.03)           (0.18)                  -            (0.06)            (0.24)
                                     --------------    --------------     --------------    ---------------   --------------
Net earnings (loss) per share                  0.01            (0.53)               0.05            (0.14)            (0.66)
                                     ==============    ==============     ==============    ===============   ==============
Weighted average number of
 shares outstanding used to
 compute diluted earnings (loss)
 per share - in thousands                  116,305           107,775            116,463           107,943           107,831
                                     ==============    ==============     ==============    ===============   ==============

(*) Reclassified as a result of discontinued operation - see Note 7.

The accompanying notes are an integral part of these interim financial statements.



                                                                                             ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income (Loss)
------------------------------------------------------------------------------------------------------------------------------


                                            Nine months ended                    Three months ended               Year ended
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net income (loss) for
 the period                                  1,263           (57,450)             6,016           (14,652)          (71,040)

Other comprehensive income (loss):

Changes in the fair value of
 financial instruments                       4,784              (448)            (1,203)           (2,104)           (4,843)
Realization of gain on
 available for sale
 securities                                 (1,282)                -                  -                 -                 -
Unrealized holding gain
 (loss) on available for sale
 securities arising during
 the period, net                            (1,994)                -             (1,994)                -             1,282
                                     --------------    --------------     --------------    --------------    --------------
Total other comprehensive
 income (loss)                               1,508              (448)            (3,197)           (2,104)           (3,561)
                                     --------------    --------------     --------------    --------------    --------------

Comprehensive income
 (loss)                                      2,771           (57,898)             2,819           (16,756)          (74,601)
                                     ==============    ==============     ==============    ==============    ==============



The accompanying notes are an integral part of these interim financial statements.


                                                                                                            ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------


                                                                                 Accumulated
                                       Number                                          other                           Total
                                           of           Share        Capital   comprehensive     Accumulated   shareholders'
                                       shares         capital        surplus   income (loss)         deficit          equity
                                 ------------    ------------     -----------  -------------     -----------   -------------
                                                                    $ in thousands except share amounts
                                 -------------------------------------------------------------------------------------------

Balance at January 1,
 2004 (audited)                  108,038,063           6,163         662,903          (5,393)        (94,168)        569,505

Unaudited
---------

Net income for the nine
 months ended
 September 30, 2004                        -               -               -               -           1,263           1,263
Employee stock options
 exercised and paid, net             853,595              23           1,512               -               -           1,535
Amortization of deferred
 compensation expenses                     -               -           1,562               -               -           1,562
Net unrealized loss on
 available for sale
 securities                                -               -               -          (1,994)              -          (1,994)
Realization of gain on
 available for sale
 securities                                -               -               -          (1,282)              -          (1,282)
Changes in the fair value
 of financial instruments                  -               -               -           4,784               -           4,784
Distribution of shares in a
 subsidiary as dividend in
 kind (see Note 5(A))                      -               -         (24,776)              -               -         (24,776)
                                 ------------    ------------     -----------  -------------     -----------   -------------
Balance at September 30,
 2004 (unaudited)                108,891,658           6,186         641,201          (3,885)        (92,905)        550,597
                                 ------------    ------------     -----------  -------------     -----------   -------------

Balance at January 1,
 2003 (audited)                  107,512,612           6,152         658,425          (1,832)       *(23,128)        639,617
                                 ============    ============     ===========  =============     ===========   =============
Unaudited
---------

Net loss for the nine
months ended
 September 30, 2003                        -               -               -               -         (57,450)        (57,450)
Shares issuance to
 employees                           424,633               8             647               -               -             655
Employee stock options
 exercised and paid, net              18,125               -              57               -               -              57
Amortization of deferred
 compensation expenses                     -               -           2,379               -               -           2,379
Changes in the fair value
 of financial instruments                  -               -               -            (448)              -            (448)
                                 ------------    ------------     -----------  -------------     -----------   -------------
Balance at September 30
 2003 (unaudited)                107,955,370           6,160         661,508          (2,280)        (80,578)        584,810
                                 ============    ============     ===========  =============     ===========   =============

*  Restated - see Note 2(D).



                                                                                                 ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------



                                                                                 Accumulated
                                      Number                                           other                           Total
                                          of           Share         Capital   comprehensive     Accumulated   shareholders'
                                      shares         capital         surplus   income (loss)         deficit         equity
                                 ------------    ------------     -----------  -------------     -----------   -------------
                                                            $ in thousands except share amounts
                                 -------------------------------------------------------------------------------------------

Balance at July 1, 2004
 (unaudited)                     108,445,005           6,174         640,217            (688)        (98,921)        546,782

Unaudited
---------

Net income for the three
 months ended
 September 30, 2004                        -               -               -               -           6,016           6,016
Employee stock options
 exercised and paid, net             446,653              12             842               -               -             854
Amortization of deferred
 compensation expenses                     -               -             142               -               -             142
Net unrealized loss on
 available for sale
 securities                                -               -               -          (1,994)              -          (1,994)
Changes in the fair value
 of financial instruments                  -               -               -          (1,203)              -          (1,203)
                                 ------------    ------------     -----------  -------------     -----------   -------------
Balance at September
 September 30, 2004              108,891,658           6,186         641,201          (3,885)        (92,905)        550,597
                                 ============    ============     ===========  =============     ===========   =============

Balance at July 1, 2003
 (unaudited)                     107,937,245           6,160         660,261            (176)       *(65,926)        600,319

Unaudited
---------

Net loss for the three
 months ended
 September 30, 2003                        -               -               -               -         (14,652)        (14,652)
Employee stock options
 exercised and paid, net              18,125               -              57               -               -              57
Amortization of deferred
 compensation expenses                     -               -           1,190               -               -           1,190
Changes in the fair value
 of financial instruments                  -               -               -          (2,104)              -          (2,104)
                                 ------------    ------------     -----------  -------------     -----------   -------------
Balance at September 30,
 2003 (unaudited)                107,955,370           6,160         661,508          (2,280)        (80,578)        584,810
                                 ============    ============     ===========   ============     ===========   =============

*  Restated - see Note 2(D).


                                                                                                             ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------



                                                                                 Accumulated
                                      Number                                           other                           Total
                                          of           Share         Capital   comprehensive     Accumulated   shareholders'
                                      shares         capital         surplus   income (loss)         deficit         equity
                                 ------------    ------------     -----------  -------------     -----------   -------------
                                                            $ in thousands except share amounts
                                 -------------------------------------------------------------------------------------------

Balance at
 January 1, 2003 (Audited)       107,512,612           6,152         658,425          (1,832)       *(23,128)        639,617

Audited
-------

Net loss for the year ended
 December 31, 2003                         -               -               -               -         (71,040)        (71,040)
Employee stock options
 exercised and paid, net             100,818               3             263               -               -             266
Share issuance to
 employees                           424,633               8             647               -               -             655
Amortization of deferred
 compensation expenses                     -               -           3,568               -               -           3,568
Changes in the fair value
 of financial instruments                  -               -               -          (4,843)              -          (4,843)
Net unrealized gain on
 available for sale
 securities                                -               -               -           1,282               -           1,282
                                 ------------    ------------     -----------  -------------     -----------   -------------
Balance at December 31,
 2003 (Audited)                  108,038,063           6,163         662,903          (5,393)        (94,168)        569,505
                                 ------------    ------------     -----------  -------------     -----------   -------------

*  Restated - see Note 2(D).

The accompanying notes are an integral part of these interim financial statements.


                                                                                                           ECI Telecom Ltd.

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------



                                              Nine months ended                   Three months ended              Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------


Cash flows for operating
activities

Income (loss) for the period                 1,263           (57,450)             6,016           (14,652)          (71,040)

Adjustments to reconcile loss to
 cash provided by operating
 activities:

Depreciation and amortization               26,463            31,521              7,813             9,962            41,622
Amortization of deferred
 compensation (including
 subsidiaries)                               1,562             2,378                142             1,189             3,568
Loss (gain) on sale of property
 and equipment                                (542)              431               (120)               59             1,362
Impairment of assets                           696             6,686                696                 -             6,686
Capital losses, net                          4,175             4,772                102                10             4,862
Capital gain from sale of
 an operation                              (24,186)                -                  -                 -                 -
Other - net (mainly deferred
 taxes)                                        745             6,899               (321)              249             7,066
Company's equity in results of
 investee companies                          3,125             1,627              1,720               280             4,334
Minority interest in net results
 of subsidiaries                               167           (12,810)               293            (4,417)          (16,956)
Loss (gain) from marketable
 securities                                    698              (334)              (610)             (282)             (111)
Decrease in trade receivables
 (including non-current maturities
 of bank deposits and trade
 receivables)                               13,031            66,816            (10,740)           18,214            69,069
Decrease (increase) in other
 receivables                                 3,708             1,854             (4,643)            1,741             9,531
Decrease (increase) in prepaid
 expenses                                   (1,413)              (69)            (1,811)              774            (1,410)
Decrease (increase) in work
 in progress                                 4,721            (1,319)            (1,150)              785             3,192
Decrease (increase) in
inventories                                (57,914)           25,322            (13,364)           13,422            24,149
Increase in trade payables                  27,117             4,220              8,157             4,916            14,413
Increase (decrease) in other
payable
 and accrued liabilities                    16,532           (16,849)            13,220            (7,707)          (23,500)
Decrease in other long-term
 liabilities                                (3,510)           (2,254)            (3,502)           (2,118)           (2,364)
Increase (decrease) in liability
 for employee severance benefits
 net                                          (542)            1,589              1,536            (1,051)              537
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by operating
 activities                                 15,895            63,030              3,433            21,374            75,010
                                     ==============    ==============     ==============    =============     ==============

The accompanying notes are an integral part of these interim financial statements.


                                                                                                              ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------



                                           Nine months ended                   Three months ended                 Year ended
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Cash flows for
 investing activities
Investments in deposits, net                 2,859            (19,571)             (113)           (9,657)           (22,563)
Software development
 costs capitalized                          (9,080)            (8,719)           (2,974)           (2,855)           (11,364)
Investment in property, plant
 and equipment                             (18,155)            (7,025)           (3,289)           (3,505)           (11,347)
Proceeds from sale of
 property, plant and equipment               1,218                706               208               218                878
Investment in
 investee companies                         (1,153)              (203)             (508)             (113)              (203)
Investment in marketable
 securities                                (50,310)           (49,809)            4,430           (43,442)           (80,317)
Purchase of technology                           -               (869)                -                 -               (869)
Proceeds from realization of
 consolidated subsidiary and
 operations (see Note A)                    35,000              9,100                 -                 -              9,100
                                     --------------    --------------     --------------    --------------    --------------
Net cash used in investing
 activities                                (39,621)           (76,390)           (2,246)          (59,354)          (116,685)
                                     --------------    --------------     --------------    --------------    --------------
Cash flows for financing
 activities
Repayment of loans from
 banks                                     (22,500)          (100,000)                -                 -           (100,000)
Increase (decrease) in short
 term credit, net                              101            (70,012)                1                 -            (70,012)
Proceeds from share
 issuance                                    1,535                712               854                57                921
Exercise of employee stock
 options in a subsidiary                       120                  -                 -                 -                  -
Disposition of a consolidated
 subsidiary as a dividend in
 kind (see Note B)                         (39,981)                 -                 -                 -                  -
                                     --------------    --------------     --------------    --------------    --------------
Net cash provided by (used
 in) financing activities                  (60,725)          (169,300)              855                57           (169,091)
                                     --------------    --------------     --------------    --------------    --------------
Effect of change in
 exchange rate on cash                        (798)              (682)              193              (198)              (508)
                                     --------------    --------------     --------------    --------------    --------------
Changes in cash and cash
 equivalents                               (85,249)          (183,342)            2,235           (38,121)          (211,274)
Cash and cash equivalents
 at beginning of period                    145,375            356,649            57,891           211,428            356,649
                                     --------------    --------------     --------------    --------------    --------------
Cash and cash equivalents
 at end of period                           60,126            173,307            60,126           173,307            145,375
                                     ==============    ==============     ==============    ==============    ==============

The accompanying notes are an integral part of the financial statements.

                                                               ECI Telecom Ltd.

-------------------------------------------------------------------------------



A. Proceeds from realization of consolidated subsidiary and operations

A breakdown of the book value of the assets and liabilities of a subsidiary and operations that were sold is as follows:


                                             Nine months ended                   Three months ended               Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Net current assets
 (other than cash)                           8,831              8,257                 -                 -              8,257
Property, plant, equipment
 and other assets, net                       1,983                843                 -                 -                843
Capital gain                                24,186                  -                 -                 -                  -
                                     --------------    --------------     --------------    --------------    --------------

                                            35,000              9,100                 -                 -              9,100
                                     ==============    ==============     ==============    ==============     =============


B. Disposition of a consolidated subsidiary as dividend in kind:

                                             Nine months ended                   Three months ended               Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

Working capital (other than
 cash)                                      15,471                  -                 -                 -                  -
Short-term investments                     (10,822)                 -                 -                 -                  -
Property, plant and
 equipment, net                              4,175                  -                 -                 -                  -
Long-term deposits and
 marketable securities                       5,494                  -                 -                 -                  -
Goodwill and other assets                   10,942                  -                 -                 -                  -
Long-term liabilities                         (309)                 -                 -                 -                  -
Minority interest                          (36,475)                 -                 -                 -                  -
Capital surplus                            (24,776)                 -                 -                 -                  -
Loss from disposition                       (3,681)                 -                 -                 -                  -
                                     --------------    --------------     --------------    --------------    --------------
                                           (39,981)                 -                 -                 -                  -
                                     ==============    ==============     ==============    ==============     =============


C.       Non cash activities

Sale of fixed assets in
 return for shares in
 investee company                                -              1,053                 -             1,053              1,053
                                     ==============    ==============     ==============    ==============     =============


The accompanying notes are an integral part of these interim financial statements.

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------



Note 1 -General

         The interim financial statements are prepared in a condensed format, as of September 30, 2004 and for the nine and three-month periods then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2003 and the accompanying notes thereto.



Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

         C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Note 7.

         D. In December 2002, the Company entered into a transaction pursuant to which it transferred the VOIP and other activities, including certain related net assets with a book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the Company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz is being accounted for by the equity method and was initially recorded at the amount of $ 29.6 million.

                  During 2003 a third party valuation commissioned by Veraz was finalized, which evaluated among other things, the fair value of the shares transferred to ECI as of December 31, 2002. The valuation indicated that the fair market value as of December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI reduced its investment in Veraz by $ 6.8 million, resulting in an additional charge to earnings in 2002.

                  The following represents the effects of the restatement on the Consolidated Balance Sheet as of September 30, 2003.

                  Consolidated Balance Sheet ($ in thousands)   As reported       As restated
                                                                -----------       -----------
                  Investments                                       38,387            31,604
                  Accumulated deficit                              (73,795)          (80,578)

                                                              ECI Telecom Ltd.


------------------------------------------------------------------------------
Condensed Notes to the Interim Consolidated Financial Statements




Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.



Note 4 - Shareholders' Equity

         1.       Share incentive and stock option plan

         A.       Stock options under the ECI Plans are as follows:


                                                                                                Nine months
                                                                                                      ended         Year ended
                                                                                           ----------------   ----------------
                                                                                               September 30        December 31
                                                                                                       2004               2003
                                                                                           Number of shares   Number of shares
                                                                                           ----------------   ----------------

                  Total number authorized at beginning of period                                29,760,700        26,760,700
                  Increase in number authorized during period                                            -         3,000,000
                  Options unexercised at beginning of period                                   (19,067,545)      (12,349,747)
                  Exercised till beginning of period                                            (2,129,800)       (2,028,982)
                  Granted during period (*)                                                     (3,958,707)      (10,523,271)
                  Cancelled during period                                                        1,985,310         3,704,655
                                                                                           ----------------   ----------------
                  Authorized for future grant at end of period                                   6,589,958         8,563,355
                                                                                           ================   ================
                  Exercised during the period **                                                   853,595           100,818
                                                                                           ================   ================


                  **Average price of options exercised during period (in US$)                          1.80             2.62
                                                                                           ================   ================
                  Options unexercised at end of period                                          20,187,347        19,067,545
                                                                                           ================   ================

                  Options may be exercised as follows (1):
                  First year or thereafter                                                      17,111,442        16,540,199
                  Second year or thereafter                                                      1,387,959         1,911,858
                  Third year or thereafter                                                       1,687,946           615,488
                                                                                           ----------------   ----------------
                                                                                                20,187,347        19,067,545
                                                                                           ================   ================

                  (*) Including grants as a result of distribution of ECtel's shares (see Note 5).


                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------

Note 4 - Shareholders' Equity (cont'd)

         1.       Share incentive and stock option plan (cont'd)

         B.       To be paid in ILS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                                               September 30        December 31
                                                                                                       2004               2003
                                                                                           ----------------   ----------------
                  Dollars per Share*                                                       Number of shares   Number of shares
                                                                                           ----------------   ----------------

                  Zero                                                                           2,645,561         2,942,728
                  1.26 - 3.04                                                                    2,331,219         2,587,619
                  3.11                                                                           4,944,660         5,124,326
                  3.12 - 6.91                                                                    3,967,767           598,334
                  13.76 - 20.76                                                                    826,274         1,134,842
                  23.76 - 26.14                                                                    173,500           183,500
                  26.42                                                                          3,250,322         3,985,054
                  27.27 - 29.29                                                                  1,403,594         1,792,292
                  29.76 - 39.76                                                                    644,450           718,850
                                                                                           ----------------   ----------------
                                                                                                20,187,347        19,067,545
                                                                                           ----------------   ----------------

                  * The dollas per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see Note 5).

         2.       Fair value method

         A.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ 3.51. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.


                                                                     Option           Expected          Risk free
                                                                       term         volatility      interest rate
                                                                 ----------         ----------      -------------
                  Period of grant                                      Term         Volatility      Interest rate
                  ---------------                                ----------         ----------      -------------

                  Nine months ended September 30, 2004                   5               70.0                2.0%
                  Nine months ended September 30, 2003                   5               70.0                1.0%
                  Three months ended September 30, 2004                  5               70.0                2.0%
                  Three months ended September 30, 2003                  5               70.0                1.0%
                  Year ended December 31, 2003                           5               70.0                1.0%

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------

Note 4 - Shareholders' Equity (cont'd)

         2.       Fair value method (cont'd)

         B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:



                                             Nine months ended                   Three months ended               Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

         Net income (loss)
         As reported                         1,263           (57,450)             6,016           (14,652)          (71,040)
         Add: Stock based
          employee
          compensation
          expenses included
          in reported net
          income, net of
          related tax effects                1,562             2,379                142             1,190             3,568

         Deduct: Total
          stock-based
          employee
          compensation
          expenses
          determined under
          fair value based
          method for all
          awards, net of
          related tax effects               (7,801)          (25,407)            (2,812)           (5,782)          (23,450)
                                     --------------    --------------     --------------    --------------    --------------
         Pro forma net loss                 (4,976)          (80,478)             3,346           (19,246)          (90,922)
                                     --------------    --------------     --------------    --------------    --------------
         Basic earnings
          (loss) per share ($)
         As reported                          0.01             (0.53)              0.06             (0.14)            (0.66)
         Pro forma                           (0.04)            (0.75)              0.03             (0.18)            (0.84)

         Diluted earnings
          (loss) per share ($)
         As reported                          0.01             (0.53)              0.05             (0.14)            (0.66)
         Pro forma                           (0.04)            (0.75)              0.03             (0.18)            (0.84)

                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------

Note 5 - Material Events in the Current Period

         A.       ECtel

         1. On February 9, 2004, ECtel, then a subsidiary of the Company, signed a definitive agreement to sell its Government Surveillance business to Verint Systems Inc. for $ 35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million (see Note 7B).

         2. On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

                  On April 28, 2004, after the Company has obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004 (see also Note 7C).

                  Following the said transaction and in order to preserve the intrinsic value of outstanding stock options of the Company under the stock option plans, the Company adjusted the price of the options and, in certain instances, granted additional stock options to the holders.

                  The undistributed shares of ECtel are presented as available for sale investment. Furthermore, at the end of the second quarter, the Company recorded a loss from a permanent decline in value of the shares of ECtel in an amount of $ 2,469 thousand.

         B.       Restructuring expenses

         Following the Company's Board of Director's decision to focus on its two core activities, in the first quarter, the Company recorded $ 2.6 million in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.


Note 6 - Legal Procedures

         In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the Company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

         Tadiran has agreed to indemnify the Company for damages above $6 million.

         In the third quarter, the company has been informed that the comptroller has ceased the investigation without taking any action against the company. Accordingly, a provision in the amount of $6 million that was recorded at the acquisition of TTL was reversed and recorded as other income.

         In September 2004, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the company, in an amount of $ 380 million.

         Management of the company believes, in light of the advice of its legal counsel, that a provision in the amount of $2.5 million, which is included in the financial statements, in respect thereof, is appropriate and sufficient at this time. Further legal analysis is being carried out to enable Management to assess the exposure.


Note 7 - Discontinued Operations

         A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specialized in development of solutions for broadband wireless access to communications networks.

                  In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation.
                  The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 were transferred to certain key employees of InnoWave transferred to Alvarion).

                  In the first quarter, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million.

         B. During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government surveillance business of ECtel, which provides telecommunication monitoring needs to government agencies.

                  The Company found a purchaser for the Government segment, and in February 2004 signed a definitive agreement with him (see
                  Note 5A (1)).

         C. In May 2004, the Company distributed 7.6 million shares of ECtel to its shareholders. After the distribution of the shares , ECI holds approximately 16% of ECtel's outstanding shares. Accordingly, the result of ECtel for all periods reported were reclassified to one line in the statement of operations following the result from continuing operations.

         Set forth below is the details of the assets and liabilities of the discontinued operation on December 31, 2003:

                                                                                          December 31
                                                                                                 2003
                                                                                       --------------
                                                                                            (Audited)
                                                                                       --------------
                                                                                       $ in thousands
                                                                                       --------------

         Assets relating to discontinued operation*
         ------------------------------------------

         Trade and other receivables                                                              -
         Inventory                                                                              332
         Long-term receivables                                                                    -
         Property, plant and equipment                                                        1,394
         Other assets                                                                           589
                                                                                       --------------
                                                                                              2,315
                                                                                       ==============


                                                                                     ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------------------------------
                                                                                          December 31
                                                                                                 2003
                                                                                       --------------
                                                                                            (Audited)
                                                                                       --------------
                                                                                       $ in thousands
                                                                                       --------------

         Liabilities relating to discontinued operation*
         -----------------------------------------------
         Trade payables                                                                           -
         Other payables                                                                         541
         Liabilities for employee severance benefit, net                                        194
                                                                                       --------------
                                                                                                735
                                                                                       ===============


         * The assets and liabilities as of December 31, 2003 related to the discontinued Government operation.


         Set forth below are the results of operations of the discontinued segments



                                             Nine months ended                   Three months ended               Year ended
                                     --------------------------------     --------------------------------    --------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2004              2003               2004              2003              2003
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     $ in thousands    $ in thousands     $ in thousands    $ in thousands    $ in thousands
                                     --------------    --------------     --------------    --------------    --------------

         Revenues                            3,948            38,779                  -            10,034            44,697

         Expenses                        * (7,851)           (58,287)                 -           (16,750)          (71,014)

         Net results                       (3,903)           (19,508)                 -            (6,716)          (26,317)


         * Including loss from disposition of $ 3,681 thousand.



Note 8 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

Note 8 - Segment Reports

         2.       Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented as presented to management.



                                                                       Nine months ended September 30, 2004
                                                       ---------------------------------------------------------------------
                                                              Optical         Broadband
                                                             Networks            Access              Other      Consolidated
                                                       --------------    --------------     --------------    --------------
                                                          (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)
                                                       --------------    --------------     --------------    --------------
                                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                       --------------    --------------     --------------    --------------

         Revenues                                            182,029           153,065             21,934           357,028
                                                       ==============    ==============     ==============    ==============
         Operating profit (loss)                                 312            14,949             (7,851)            7,410
                                                       ==============    ==============     ==============    ==============


                                                                     Nine months ended September 30, 2003 (*)
                                                       ---------------------------------------------------------------------
                                                              Optical         Broadband
                                                             Networks            Access              Other      Consolidated
                                                       --------------    --------------     --------------    --------------
                                                          (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)
                                                       --------------    --------------     --------------    --------------
                                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                       --------------    --------------     --------------    --------------

         Revenues                                            129,066            135,690            24,752           289,508
                                                       ==============    ==============     ==============    ==============
         Operating profit (loss)                             (28,490)            12,065           (13,532)          (29,927)
                                                       ==============    ==============     ==============    ==============


                                                                      Three months ended September 30, 2004
                                                       ---------------------------------------------------------------------
                                                              Optical         Broadband
                                                             Networks            Access              Other      Consolidated
                                                       --------------    --------------     --------------    --------------
                                                          (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)
                                                       --------------    --------------     --------------    --------------
                                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                       --------------    --------------     --------------    --------------

         Revenues                                             68,779            54,400              5,297           128,476
                                                       ==============    ==============     ==============    ==============
         Operating profit (loss)                               2,223             6,353             (2,142)            6,434
                                                       ==============    ==============     ==============    ==============


                                                                     Three months ended September 30, 2003 (*)
                                                       ---------------------------------------------------------------------
                                                              Optical         Broadband
                                                             Networks            Access              Other      Consolidated
                                                       --------------    --------------     --------------    --------------
                                                          (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)
                                                       --------------    --------------     --------------    --------------
                                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                       --------------    --------------     --------------    --------------

         Revenues                                             47,015            40,307              7,207            94,529
                                                       ==============    ==============     ==============    ==============
         Operating profit (loss)                              (6,767)            2,301             (3,207)           (7,673)
                                                       ==============    ==============     ==============    ==============

Note 8 - Segment Reports (cont'd)

         2.       Operational segment disclosure: (cont'd)

                                                                          Year ended December 31, 2003 (*)
                                                       ---------------------------------------------------------------------
                                                              Optical         Broadband
                                                             Networks            Access              Other      Consolidated
                                                       --------------    --------------     --------------    --------------
                                                            (Audited)         (Audited)          (Audited)         (Audited)
                                                       --------------    --------------     --------------    --------------
                                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                       --------------    --------------     --------------    --------------

         Revenues                                            177,706            182,290            32,571           392,567
                                                       ==============    ==============     ==============    ==============
         Operating profit (loss)                             (37,196)            15,950           (10,959)          (32,205)
                                                       ==============    ==============     ==============    ==============


         (*) Reclassified as a result of discontinued operation - (see Note 7).
